UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                             AMENDMENT NO. 1
                                    to
                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                    UNITED DOMINION REALTY TRUST, INC.
 ------------------------------------------------------------------------
                             (Name of Issuer)

                      Common Stock, $1.00 Par Value
 ------------------------------------------------------------------------
                      (Title of Class of Securities)

                                910197102
               --------------------------------------------
                              (CUSIP Number)

      Scott D. Hoffman, Esq.              Marjorie L. Reifenberg, Esq.
      Lazard Freres & Co. LLC         Lazard Freres Real Estate Investors
       30 Rockefeller Plaza                          L.L.C.
        New York, NY 10020             LF Strategic Realty Investors L.P.
          (212) 632-6000                      30 Rockefeller Plaza
                                              New York, NY  10020
                                                 (212) 632-6000

                             with a copy to:

                            Mario Ponce, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                              (212) 455-2000
 ------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                            November 17, 1999
               --------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                      (Continued on following pages)

                               SCHEDULE 13D


CUSIP No.  910197102                      Page   3    of   17   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lazard Freres & Co. LLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /_/

                                                                  (b)  /X/

  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                 /_/


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                  7   SOLE VOTING POWER
   NUMBER OF
     SHARES           12,307,692
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            None
   REPORTING      9   SOLE DISPOSITIVE POWER
     PERSON
      WITH            12,307,692

                  10  SHARED DISPOSITIVE POWER

                      None
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,307,692
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                         /_/

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7%
  14   TYPE OF REPORTING PERSON

       OO  (limited liability company)

                               SCHEDULE 13D


CUSIP No.  910197102                      Page   5    of   17   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lazard Freres Real Estate Investors L.L.C.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /_/

                                                                  (b)  /X/

  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                 /_/


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                  7   SOLE VOTING POWER
   NUMBER OF
     SHARES           12,307,692
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            None
   REPORTING      9   SOLE DISPOSITIVE POWER
     PERSON
      WITH            12,307,692

                  10  SHARED DISPOSITIVE POWER

                      None
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,307,692
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                         /_/

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7%
  14   TYPE OF REPORTING PERSON

       OO  (limited liability company)

                               SCHEDULE 13D


CUSIP No.  910197102                      Page   7    of   17   Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LF Strategic Realty Investors L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /_/

                                                                  (b)  /X/

  3    SEC USE ONLY



  4    SOURCE OF FUNDS

       OO
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                 /_/


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                  7   SOLE VOTING POWER
   NUMBER OF
     SHARES           12,307,692
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            None
   REPORTING      9   SOLE DISPOSITIVE POWER
     PERSON
      WITH            12,307,692

                  10  SHARED DISPOSITIVE POWER

                      None
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,307,692
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                         /_/

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.7%
  14   TYPE OF REPORTING PERSON

       PN  (limited partnership)

                                              Page   9    of   17   Pages

          This Amendment No. 1, dated November 17, 1999, is filed by Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI") and LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty", and together with Lazard and LFREI, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated September 10, 1998 filed by the Reporting Persons (the "Initial Schedule 13D"). This Amendment hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

Item 2.   Identity and Background

          (a), (b), (c) and (f). Lazard joins the other Reporting Persons in filing this Statement. Lazard continues to disclaim any beneficial ownership of any of the shares of Common Stock reported in this Statement. The principal business office of Lazard is 30 Rockefeller Plaza, New York, New York, 10020. Lazard, a New York limited liability company, is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. The name, business address and principal occupation or employment of the persons that could be viewed as controlling Lazard are set forth on Schedule 1 hereto and are incorporated by reference herein.

          The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 2 hereto and are incorporated by reference herein. Each executive officer listed on Schedule 2 is a citizen of the United States.

          (d) and (e). During the last five years, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed on Schedules 1 or 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction

          LF Realty may contemplate from time to time the disposition of all or a portion of the securities described in this Statement subject to any applicable contractual limitations.

                                             Page   10    of   17   Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          As a result of the Merger that closed on December 7, 1998 pursuant to the Merger Agreement, LF Realty owns directly 8,000,000 shares of Series D Cumulative Convertible Preferred Stock of the Company (the "Preferred Shares"). As discussed below, 5,460,317 Preferred Shares owned by LF Realty have been pledged as collateral under a certain credit facility.

          Pursuant to the terms of a facility letter, an amendment thereto, and the terms sheet thereto, dated November 17, 1999 (the "Facility"), as of November 17, 1999 a credit facility was made available by Merrill Lynch International ("MLI") to Prometheus Western Retail, L.L.C., a Delaware limited liability company ("Prometheus"), Commonwealth Atlantic Properties Investors Trust, a Maryland real estate investment trust ("CAPIT"), and Prometheus Investment Holding Corp., a Delaware corporation ("PIHC", and together with Prometheus and CAPIT, the "Borrowers"), jointly and severally as co-borrowers. In accordance with the terms of the Facility, LF Realty and Prometheus AAPT Holdings, L.L.C., a Delaware limited liability company ("Holdings", and together with LF Realty, the "Guarantors," and together with LF Realty and the Borrowers, the "Obligors") entered into a Collateralised Guarantee with MLI (the "Collateralised Guarantee") on November 17, 1999 pursuant to which the Guarantors became co-guarantors jointly and severally of the obligations of the Borrowers arising under the Facility. The total amount available to the Borrowers under the Facility is $44,000,000.

          In accordance with the terms of the Facility, LF Realty, Holdings, and Prometheus (together, the "Pledgors") also entered into a Custodian Agreement with MLI (the "Custodian Agreement") on November 17, 1999. Pursuant to the terms of the Custodian Agreement and as contemplated by the Facility, MLI set up a collateral account (the "Collateral Account") to hold 5,460,317 Preferred Shares and certain other securities owned by Holdings and Prometheus. Under the terms of the Custodian Agreement, upon the receipt of specific instructions from the Pledgors, MLI may, if applicable, exercise voting rights with respect to or sell the securities, including the 5,460,317 Preferred Shares, deposited with MLI. MLI has a general lien on all securities, including the 5,460,317 Preferred Shares, held by it as security for the obligations of the Pledgors under the Custodian Agreement for amounts becoming due or owing for safekeeping and administration. If the Pledgors fail to discharge any of their obligations under the Custodian Agreement when due, MLI is entitled to sell the securities, including the 5,460,317 Preferred Shares, held by it and apply the proceeds of such sale towards the discharge of such obligations.

                                             Page   11    of   17   Pages

          Pursuant to the terms of the Facility, the Obligors have pledged in favor of MLI all of Obligors' right, title and interest in and to the securities, including the 5,460,317 Preferred Shares held in the Collateral Account and all dividends, distributions and interest on and other proceeds of such securities. During the term of the Facility and until the Obligors' obligations under the Facility have been paid in full
(i) none of the monies from time to time standing to the credit of the Collateral Account may be withdrawn, assigned or otherwise disposed of or encumbered except with MLI's prior written consent or as otherwise specifically provided in the Facility, (ii) the Obligors may not create or have outstanding any call option, pledge, assignment, transfer, hypothecation, mortgage, charge, encumbrance, security interest or lien on or affecting any of the securities, including the Preferred Shares, credited to the Collateral Account except with MLI's prior written consent or as contemplated by the Facility or the Custodian Agreement,
(iii) the 5,460,317 Preferred Shares may not be released and (iv) the loan amounts outstanding under the Facility will become due upon the sale of the 5,460,317 Preferred Shares.

          All references to the Facility, the Collateralised Guarantee and the Custodian Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached hereto as Exhibits 2, 3, 4 and 5 and are incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits

          Exhibit 1      Joint Filing Agreement

          Exhibit 2 Letter and Terms Sheet Agreement dated as of November 17, 1999 among Prometheus, CAPIT, PIHC, LF Realty, Holdings, MLI and MLIB.

          Exhibit 3      Amendment to the Letter and Terms Sheet
                         Agreement.

          Exhibit 4      Collateralised Guarantee dated as of
                         November 17, 1999 among the Guarantors and MLI.

          Exhibit 5 Custodian Agreement dated as of November 17, 1999 among the Pledgors and MLI.

                                             Page   12    of   17   Pages

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  LAZARD FRERES & CO. LLC


                                  By:  /s/ Scott D. Hoffman
                                     -----------------------------------
                                     Name:  Scott D. Hoffman
                                     Title: Managing Director


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  LAZARD FRERES REAL ESTATE INVESTORS
                                     L.L.C.


                                  By:   /s/ John A. Moore
                                     -----------------------------------
                                     Name:  John A. Moore
                                     Title: Chief Financial Officer


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  LF STRATEGIC REALTY INVESTORS L.P.

                                  By:  Lazard Freres Real Estate
                                       Investors L.L.C., as general
                                       partner


                                  By:   /s/ John A. Moore
                                     -----------------------------------
                                     Name:  John A. Moore
                                     Title: Chief Financial Officer

                                             Page   13    of   17   Pages

                                SCHEDULE 1

          Set forth below are the names and positions of each person that could be viewed as controlling Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each person controlling Lazard Freres & Co. LLC is general member of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupement d'Interet Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard Freres & Co. LLC), and Lazard Partners Limited Partnership, a Delaware limited partnership whose principal business is serving as a holding company, also serve as general members of Lazard Freres & Co. LLC.


                          Business Address and
                          Principal Occupation
Name of Controlling       (if other than as indicated
Person                    above)                             Citizenship
-----------------------   --------------------------------   -----------
                                                                France
Michel A. David-Weill

John C. Adams             Lazard Freres & Co. LLC
                          200 West Madison
                          Suite 2200
                          Chicago, IL  60606

Eileen D. Alexanderson

William R. Araskog

Robert A. Baer, Jr.

F. Harlan Batrus

Gerardo Braggiotti        Lazard Freres & Cie.               Italy
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

Patrick J. Callahan, Jr.  Lazard Freres & Co. LLC
                          200 West Madison
                          Suite 2200
                          Chicago, IL  60606

John V. Doyle

                                             Page   14    of   17   Pages

                          Business Address and
                          Principal Occupation
Name of Controlling       (if other than as indicated
Person                    above)                             Citizenship
-----------------------   --------------------------------   -----------

Thomas F. Dunn

Norman Eig

Richard P. Emerson

Peter R. Ezersky

Eli H. Fink

Jonathan F. Foster

Albert H. Garner

James S. Gold

Steven J. Golub

Robert L. Goodman

Herbert W. Gullquist

Thomas R. Haack

Paul J. Haigney

Ira O. Handler

Yasushi Hatakeyama                                           Japan

Melvin L. Heineman

Scott D. Hoffman

Robert E. Hougie                                             United
                                                             Kingdom

Kenneth M. Jacobs

James L. Kempner

Lee O. Kraus, Jr.

Sandra A. Lamb

                                             Page   15    of   17   Pages

                          Business Address and
                          Principal Occupation
Name of Controlling       (if other than as indicated
Person                    above)                             Citizenship
-----------------------   --------------------------------   -----------

Robert C. Larson

William R. Loomis, Jr.

J. Robert Lovejoy

Matthew J. Lustig

Thomas E. Lynch

Mark T. McMaster

Michael G. Medzigian

Richard W. Moore, Jr.

Robert P. Morgenthau

Steven J. Niemczyk

James A. Paduano

Louis Perlmutter

Russell E. Planitzer

Steven L. Rattner

John R. Reinsberg

L. Gregory Rice

Barry W. Ridings

Luis E. Rinaldini                                            United
                                                             Kingdom

Bruno M. Roger            Lazard Capital Markets             France
                          121 Boulevard Haussmann
                          75382 Paris Cedex 08 France

Michael S. Rome

Stephen H. Sands

                                             Page   16    of   17   Pages

                          Business Address and
                          Principal Occupation
Name of Controlling       (if other than as indicated
Person                    above)                             Citizenship
-----------------------   --------------------------------   -----------

Frank A. Savage

Gary S. Shedlin

David A. Tanner

David L. Tashjian

J. Mikesell Thomas        Lazard Freres & Co. LLC
                          200 West Madison
                          Suite 2200
                          Chicago, IL  60606

Michael P. Triguboff      Lazard Asset Management Pacific    Australia
                             Co.
                          Level 39
                          Gateway
                          1 Macquarie Place
                          Sydney NSW 2000
                          Australia


Donald A. Wagner

Ali E. Wambold

Michael A. Weinstock

Antonio F. Weiss

Alexander E. Zagoreos

                                             Page   17    of   17   Pages

                                SCHEDULE 2

        The business address for each of the following persons is 30 Rockefeller Plaza, New York, NY 10020.

     Executive Officers of Lazard Freres Real Estate Investors L.L.C.


Name of Officer                   Present and Principal Occupation
---------------                   ---------------------------------

Robert C. Larson                              Chairman

Michael G. Medzigian            President and Chief Executive Officer

Mark S. Ticotin                        Chief Operating Officer

John A. Moore                   Principal and Chief Financial Officer

Douglas T. Healy                              Principal

Marjorie L. Reifenberg               Principal, General Counsel
                                            and Secretary

Henry C. Herms                               Controller